EXHIBIT 12.1

Noble Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges
	Three Months Ended March 31,	Year Ended December 31,
	2017	2016	2015	2014	2013
(millions)
Income (Loss) From Continuing Operations Before Income Tax, Non-controlling Interests and Income From Equity Investees	$6	$(1,887)	$(2,309)	$1,540	$1,138
Add (Deduct)
Fixed Charges	105	440	435	349	296
Capitalized Interest	(12)	(84)	(144)	(116)	(121)
Distributed Income From Equity Investees	35	83	77	226	204
Earnings as Defined	$134	$(1,448)	$(1,941)	$1,999	$1,517

Net Interest Expense	87	328	263	210	158
Capitalized Interest	12	84	144	116	121
Interest Portion of Rental Expense	6	28	28	23	17
Fixed Charges as Defined	$105	$440	$435	$349	$296

Ratio of Earnings to Fixed Charges	1.3	—	—	5.7	5.1

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$—	$1,888	$2,376	$—	$—